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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               WORLD ACCESS, INC.
                               ------------------
                                (Name of Issuer)

                         Common Stock - $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    98141A101
                                    ---------
                                 (CUSIP Number)



            Scott D. Sullivan, Treasurer and Chief Financial Officer
                               MCI WORLDCOM, Inc.
                              515 East Amite Street
                                Jackson, MS 39201
                                 (601) 360-8600
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 1999
                                 ---------------
             (Date of Event which Requires Filing of this Statement)






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     This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule
13D") dated December 14, 1998. All portions of such original filing remain correct and are unchanged by this Amendment No. 1 except that certain additional information has been added to items 4 and 5 of the Schedule 13D. Items 4 and 5 as amended and restated in their entirety shall now read as follows:

Item 4. Purpose of Transaction.

         As stated in Item 5 below, the reporting persons may acquire in the aggregate dispositive authority for up to approximately 4,200,569 additional shares of common stock depending upon the attainment of certain earnings levels. While the reporting persons have no present intentions of acquiring or influencing control of World Access, they intend to monitor their investment in World Access and take actions consistent with their perceived best interest.

     On January 5, 1999, World Access announced that Max E. Bobbitt had joined its Board of Directors in the newly-created position of Vice Chairman. Mr. Bobbitt is a director of MCI WORLDCOM, Inc. Information regarding Mr. Bobbitt is provided in Appendix A to the initial filing of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The reporting persons presently own beneficially approximately 6,300,853 shares or 15% of the presently outstanding shares of World Access common stock, all of which were acquired in connection with the closing of a merger transaction (the "Merger") on December 14, 1998.

         Under the terms of the Merger, creditors of RCG as a group are eligible to receive up to a total of 9,375,000 shares of World Access common stock over a two and one-half year period following closing of the Merger. Of these shares, a total of 3,125,000 shares were issued at closing of the Merger to the RCG creditors as a group and 6,250,000 shares (the "Contingent Shares") were placed in escrow to be issued over the two and one-half year period subject to the attainment of certain earnings levels by RCG and Cherry Communications U.K. Limited ("Cherry U.K."). The exact amount to be issued to any RCG creditor, including the reporting persons, will depend upon the resolution of claims in the RCG bankruptcy proceedings.

         The reporting persons have estimated that they are entitled to approximately 2,100,284 of the shares issued at the closing of the Merger and 4,200,569 of the Contingent Shares. The reporting persons have voting (but not dispositive) power over the Contingent Shares. The reporting persons will acquire disposition rights with respect to the Contingent Shares upon the attainment of certain earning levels for the combined business of RCG and Cherry U.K. To the extent the specified earnings levels are not attained over the next two and one-half years, the reporting persons will lose voting and all other rights with respect to the Contingent Shares. Other than shares acquired in the above merger transaction, the reporting persons have acquired no shares of World Access over the sixty day period preceding the filing of this Schedule 13D.



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         In connection with Mr. Bobbitt's appointment to the World Access Board of Directors, Mr. Bobbitt was issued stock options entitling him to acquire 1,000,000 shares of World Access common stock. These stock options become exerciseable in four equal annual installments beginning January 5, 2000 through January 5, 2003 and expire on January 5, 2004.




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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 1999

MCI WORLDCOM, Inc.                    WorldCom Network Services, Inc.


By: /s/ Scott D. Sullivan             By: /s/ Scott D. Sullivan
    ---------------------                 ---------------------
Name: Scott D. Sullivan               Name: Scott D. Sullivan
Title: Chief Financial Officer        Title: Chief Financial Officer



MFS Telecom, Inc.                     Brooks Fiber Communications of Texas, Inc.


By: /s/ Scott D. Sullivan             By: /s/ Scott D. Sullivan
    ---------------------                 ---------------------
Name: Scott D. Sullivan               Name: Scott D. Sullivan
Title: Chief Financial Officer        Title: Chief Financial Officer





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